Schlumberger Limited (Schlumberger N.V.) 5599 San Felipe Houston, Texas 77056

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

24 July 2025

Re: Notice of Disclosure Filed in Exchange Act Annual Report Under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Schlumberger Limited (Schlumberger N.V.) has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2025, which was filed with the U.S. Securities and Exchange Commission on July 24, 2025. Such disclosure appears on pages 26-27 of the Quarterly Report on Form 10-Q and is incorporated by reference herein.

Sincerely,

/s/ Samantha Blons
Samantha Blons
Assistant Secretary